U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12b-25



                    NOTIFICATION OF LATE FILING            SEC FILE NUMBER
                                                               0-21192

                                                            CUSIP NUMBER
                                                            134624 10 5


[ ] Form 10-K and Form 10-KSB   [ ] Form 11-K  [x] Form 10-Q and Form 10-QSB
[ ] Form N-SAR


 For Period Ended:  May 31, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR




               If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


          Part I - Registrant Information


          Full Name of Registrant:

                    Campo Electronics, Appliances and Computers, Inc.

          Address of Principal Executive Office (Street and Number):

                    109  Northpark   Boulevard,   Suite   500,   Covington,
                        Louisiana  70433

               City, State and Zip Code




          Part II - Rules 12b-25(b) and (c)


          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





          Part III - Narrative


          State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          During the course of the review work performed for this quarter, it came to the Company's attention that a liability may be understated and require adjustment. In order for the Company to have adequate time to fully assess this matter, the Company is required to delay the filing of its Form 10-Q for the third fiscal quarter. The Company intends to file the omitted items of its Form 10-Q no later than July 20, 1998.





          Part IV - Other Information


               (1) Name and telephone number of person to contact in regard to this notification:

               Michael G. Ware                 504      867-5218

                    (Name)                 (Area Code)(Telephone Number)


               (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [x] Yes   [ ] No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes   [x] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                  CAMPO ELECTRONICS, APPLIANCES AND COMPUTERS, INC.
                     (Name of Registrant as specified in charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date:  July 15, 1998          By:     /s/ MICHAEL G. WARE
                                                    Michael G. Ware
                                                    Chief Financial Officer